Exhibit 99.1

TRILOGY INTERNATIONAL PARTNERS INC. REPORTS FOURTH QUARTER AND FULL YEAR 2019 RESULTS

●
New Zealand exceeded full year guidance for Service Revenues and Adjusted EBITDA; continues to drive scale and has surpassed Service Revenues and Adjusted EBITDA milestones of NZD$500 million and NZD$150 million, respectively.
●
Strong subscriber net additions continued in the fourth quarter across all customer groups in New Zealand, with broadband and postpaid net additions increasing by 49% and 22%, respectively, over the fourth quarter of last year.
●
Combined postpaid, prepaid, and wireline service revenues in New Zealand increased 7% over the fourth quarter of last year on an organic basis, which excludes the adverse impact of foreign currency exchange of $3.1 million, or 4% for the quarter, and new revenue standard adoption, which had an insignificant impact. These New Zealand subscriber revenues, as reported, increased 3% over the fourth quarter of last year.
●
New Zealand Adjusted EBITDA for 2019 increased $10.2 million, or 12% year-over-year on an organic basis, which excludes the benefit of the new revenue standard adoption of $9.9 million, or 10%, and offsetting foreign currency exchange headwinds of $4.3 million, or 5%. New Zealand Adjusted EBITDA, as reported, increased $15.9 million, or 18% year-over-year.
●
Bolivia service revenues decreased by 18% compared to the fourth quarter last year as operational and financial results were adversely impacted by competitive activity and customer behavior changes due to social unrest following the presidential election in October.

BELLEVUE, Washington (March 24, 2020) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the fourth quarter of 2019.

“Our results in the fourth quarter and for the year met our expectations,” said Brad Horwitz, President and CEO. “In New Zealand, we had a strong finish to a year of solid customer acquisition. In the fourth quarter, we reached our highest level of postpaid net additions since Q4 2016 and continued to expand our broadband base. Growth across all of our customer groups enabled us to exceed our service revenue guidance for 2019. Our subscriber revenue growth for the year, coupled with continued churn improvements and cost management, propelled our Adjusted EBITDA to exceed annual guidance for the second year in a row. We remain enthusiastic about this business and continue to see opportunities for growth.”

“In Bolivia, social unrest following the October presidential elections depressed customer activations and usage in the fourth quarter, with stability in the country beginning to return in December. Despite the social unrest and competitive dynamics which have impacted our prepaid results, our postpaid customer base and revenues remained relatively resilient throughout 2019. In addition, at the end of the year, we had over 10,000 customers using our new Fixed LTE product, with an indicative annual revenue generating run-rate of approximately $2.0 million, as we diversify our business.”

“The circumstances surrounding the global COVID-19 pandemic are a source of concern to us. Our first priority is the safety of our people and the reliability of our services. We have taken measures to secure both, and our business continuity plans are in place. Although we have not seen material impacts to date, we acknowledge that this is an evolving situation. As such, we are considering broader effects, including those economic in nature, which could impact our business.”

Consolidated Financial Highlights

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)(1)	2019	2018	% Chg	2019	2018	% Chg

Total revenues	166.1	207.0	(20%)	693.9	798.2	(13%)

Service revenues	131.2	139.0	(6%)	536.4	576.6	(7%)

Net income (loss)	38.4	(4.2)	n/m	24.0	(31.7)	176%

Adjusted EBITDA(2)	32.2	37.0	(13%)	138.3	144.7	(4%)
Adjusted EBITDA margin(2)	24.5%	26.6%	n/m	25.8%	25.1%	n/m

n/m - not meaningful

Notes:

(1)
On January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Financial information prior to our adoption date has not been adjusted. See “About this press release” below for further detail.

(2)
These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Conference Call Information

Call Date: Wednesday, March 25, 2020
Call Time: 10:30 a.m. (PT)

North American Toll Free: 1-844-369-8770
International Toll: +1-862-298-0840

No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): https://www.investornetwork.com/event/presentation/57413

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

North American Toll Free: 1-877-481-4010
International Toll: +1-919-882-2331
Replay Access Code: 57413

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand (Two Degrees Mobile Limited, referred to below as “2degrees”) and Bolivia (Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A., referred to below as “NuevaTel”), is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017 (the “Arrangement”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization. Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed Trilogy International Partners Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of December 31, 2019.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker). Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand
Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

This press release contains information about our business and performance for the three and twelve months ended December 31, 2019, as well as forward-looking information about our 2020 fiscal year and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Certain amounts in the prior period Consolidated Balance Sheet have been reclassified to conform to the current presentation related to certain deferred tax liabilities and the tax paying components to which they apply.

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. See “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 12 – Revenue from Contracts with Customers” to the Consolidated Financial Statements filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) for further information.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	December 31, 2019	December 31, 2018	% Change
End of period NZD to USD exchange rate	0.67	0.67	0%

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
	2019	2018	% Change	2019	2018	% Change
Average NZD to USD exchange rate	0.64	0.67	(4%)	0.66	0.69	(5%)

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Annual Consolidated Financial Statements and related notes for the period ended December 31, 2019 are a result of rounding. Information is current as of March 24, 2020, and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the year ended December 31, 2019, Annual Report on Form 20-F for the year ended December 31, 2019, and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2019	2018	% Chg	2019	2018	% Chg

Revenues
New Zealand	117.5	148.3	(21%)	486.4	556.4	(13%)
Bolivia	48.4	58.5	(17%)	206.8	240.9	(14%)
Unallocated Corporate & Eliminations	0.2	0.2	(14%)	0.7	0.8	(10%)
Total revenues	166.1	207.0	(20%)	693.9	798.2	(13%)

Total service revenues	131.2	139.0	(6%)	536.4	576.6	(7%)

Net income (loss)	38.4	(4.2)	n/m	24.0	(31.7)	176%

Adjusted EBITDA
New Zealand	27.3	25.8	6%	106.3	90.4	18%
Bolivia	7.4	13.4	(45%)	42.5	65.5	(35%)
Unallocated Corporate & Eliminations	(2.5)	(2.2)	(12%)	(10.5)	(11.2)	7%
Adjusted EBITDA(1)	32.2	37.0	(13%)	138.3	144.7	(4%)
Adjusted EBITDA margin(1)(2)	24.5%	26.6%	n/m	25.8%	25.1%	n/m

Cash provided by operating activities	12.0	45.5	(74%)	45.7	74.6	(39%)

Capital expenditures(3)	20.8	24.7	(16%)	85.2	82.9	3%
Capital intensity	16%	18%	n/m	16%	14%	n/m

n/m - not meaningful

Notes:

(1)
These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(2)
Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

(3)
Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2019	2018	% Chg	2019	2018	% Chg

Revenues
Wireless service revenues	65.2	64.8	1%	261.2	265.9	(2%)
Wireline service revenues	18.0	15.8	14%	69.3	61.8	12%
Non-subscriber ILD and other revenues	1.7	2.0	(15%)	6.7	11.6	(42%)
Service revenues	84.8	82.5	3%	337.3	339.4	(1%)
Equipment sales	32.7	65.7	(50%)	149.1	217.0	(31%)
Total revenues	117.5	148.3	(21%)	486.4	556.4	(13%)
Adjusted EBITDA(1)	27.3	25.8	6%	106.3	90.4	18%
Adjusted EBITDA margin(1) (2)	32.1%	31.3%	n/m	31.5%	26.6%	n/m

Capital expenditures(3)	10.3	17.2	(40%)	59.6	53.1	12%
Capital intensity	12%	21%	n/m	18%	16%	n/m

Subscriber Results

	Three Months Ended December 31,			Twelve Months EndeEd December 31,
	(unaudited)
(Thousands unless otherwise noted)	2019	2018	% Chg	2019	2018		% Chg

Postpaid
Gross additions	29.5	25.4	16%	104.3	96.3		8%
Net additions	15.3	12.5	22%	48.3	34.1		42%
Total postpaid subscribers	478.5	430.2	11%	478.5	430.2		11%
Prepaid
Net additions (losses)	18.3	26.7	(32%)	14.8	(59.6	)(4)	125%
Total prepaid subscribers	980.2	965.4	2%	980.2	965.4		2%
Total wireless subscribers	1,458.8	1,395.6	5%	1,458.8	1,395.6		5%

Wireline
Gross additions	12.2	8.7	41%	47.8	31.6		51%
Net additions	5.9	4.0	49%	26.1	13.2		97%
Total wireline subscribers	107.8	81.8	32%	107.8	81.8		32%
Total subscribers	1,566.6	1,477.4	6%	1,566.6	1,477.4		6%

Monthly blended wireless ARPU ($, not rounded)	15.06	15.69	(4%)	15.25	15.74		(3%)
Monthly postpaid wireless ARPU ($, not rounded)	29.96	33.25	(10%)	31.25	34.48		(9%)
Monthly prepaid wireless ARPU ($, not rounded)	7.67	7.72	(1%)	7.60	7.60	(4)	0%
Monthly residential wireline ARPU ($, not rounded)	44.69	47.44	(6%)	46.17	49.36		(6%)
Blended wireless churn	2.5%	2.2%	n/m	2.6%	2.9	%(4)	n/m
Postpaid churn	1.2%	1.4%	n/m	1.2%	1.5%		n/m

n/m - not meaningful

Notes:

(1)
These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(2)
Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

(3)
Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

(4)
Includes approximately 37 thousand deactivations of prepaid wireless subscribers for the year ended December 31, 2018 relating to the 2G network shutdown that occurred during the three months ended March 31, 2018. Exclusive of these deactivations resulting from the 2G network shutdown, prepaid net subscriber losses would have been 23 thousand, blended wireless churn would have been 2.66% and monthly prepaid wireless ARPU would have been $7.46 for the year ended December 31, 2018.

Revenues

New Zealand total revenues declined by $30.7 million, or 21%, for the three months ended December 31, 2019, compared to the same period in 2018, primarily due to a decrease of $33.0 million, or 50%, in equipment sales. This decrease in equipment sales was primarily the result of the discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees wireless devices and accessories, coupled with higher device discounts in the fourth quarter of 2019 to drive customer growth. Additionally, total revenues for the quarter were impacted by a 4% decline in foreign currency exchange.

Service revenues increased $2.3 million, or 3%, for the three months ended December 31, 2019, compared to the same period in 2018. Excluding the impact of foreign currency exchange, service revenues increased $5.5 million, or 7%, compared to the same period in 2018. The increase in service revenues was primarily due to the following:

●
Postpaid service revenues were flat over the fourth quarter of 2018. Excluding the impact of foreign currency exchange, postpaid service revenues increased $1.6 million, or 4%, over the same period in 2018 and were driven primarily by an 11% increase in the subscriber base, partially offset by a 6% ARPU decline. This decline in ARPU was mainly attributed to the increased adoption of pool plans, business subscribers transitioning from legacy postpaid plans into Equipment Installment Plans (“EIP”), along with certain other non-recurring items;
●
Prepaid service revenues increased by $0.3 million, or 1%. Excluding the impact of foreign currency exchange, prepaid service revenues increased $1.1 million, or 5%, compared to the same period in 2018, driven by an increase in prepaid ARPU primarily due to improved uptake of higher value plans; and
●
Wireline service revenues increased by $2.2 million, or 14%. Excluding the impact of foreign currency exchange, wireline service revenues increased $2.8 million, or 19%. This increase was driven by a 32% year-over-year growth in the wireline customer base, partially offset by a 2% ARPU decline.

Adjusted EBITDA

New Zealand Adjusted EBITDA increased by $1.5 million, or 6%, for the three months ended December 31, 2019, compared to the fourth quarter of 2018. On an organic basis Adjusted EBITDA increased by $0.2 million, or 1%, for the three months ended December 31, 2019, compared to the same period in 2018. This increase in the quarter excludes the benefit from the implementation of the new revenue standard of $2.3 million, and foreign currency exchange headwinds of $1.0 million. On a reported basis, the 6% increase in Adjusted EBITDA was the result of the aforementioned changes in revenues and operating costs as follows:

●
Cost of service increased by $2.7 million, or 10%, primarily due to a $2.6 million increase in transmission expense associated with the growth in broadband subscribers;
●
Sales and marketing decreased $2.5 million, or 17%, primarily due to a $3.0 million decrease in commission costs primarily related to the implementation of the new revenue standard, partially offset by a $0.6 million increase in advertising and event sponsorship activity in the quarter;
●
General and administrative decreased by $4.1 million, or 22%, primarily as a result of a $2.6 million decline in net expenses associated with lower sales of EIP receivables, along with other individually insignificant declines.

Capital Expenditures

Capital expenditures decreased by $6.9 million, or 40%, for the three months ended December 31, 2019, compared to the same period in 2018. For the full year, capital expenditures increased from $53.1 million to $59.6 million with investment primarily in mobile LTE and transmission network assets as well as IT development initiatives.

Bolivia

Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2019	2018	% Chg	2019	2018	% Chg

Revenues
Wireless service revenues	45.6	55.8	(18%)	196.0	234.4	(16%)
Non-subscriber ILD and other revenues	0.6	0.5	22%	2.4	2.0	23%
Service revenues	46.1	56.3	(18%)	198.4	236.3	(16%)
Equipment sales	2.2	2.2	2%	8.4	4.6	83%
Total revenues	48.4	58.5	(17%)	206.8	240.9	(14%)

Adjusted EBITDA(1)	7.4	13.4	(45%)	42.5	65.5	(35%)
Adjusted EBITDA margin(1) (2)	16.1%	23.9%	n/m	21.4%	27.7%	n/m

Capital expenditures(3)	10.5	7.5	41%	25.6	29.7	(14%)
Capital intensity	23%	13%	n/m	13%	13%	n/m

Subscriber Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(Thousands unless otherwise noted)	2019	2018	% Chg	2019	2018	% Chg

Postpaid
Gross additions	12.5	12.0	4%	61.8	55.2	12%
Net losses	(12.7)	(9.5)	(34%)	(17.2)	(4.1)	(315%)
Total postpaid subscribers	319.6	336.7	(5%)	319.6	336.7	(5%)
Prepaid
Net losses	(122.2)	(58.3)	(110%)	(166.9)	(164.6)	(1%)
Total prepaid subscribers	1,467.2	1,634.1	(10%)	1,467.2	1,634.1	(10%)
Total wireless subscribers(4)	1,849.6	2,028.4	(9%)	1,849.6	2,028.4	(9%)

Monthly blended wireless ARPU ($, not rounded)	7.93	9.02	(12%)	8.42	9.24	(9%)
Monthly postpaid wireless ARPU ($, not rounded)	20.63	21.99	(6%)	20.67	22.68	(9%)
Monthly prepaid wireless ARPU ($, not rounded)	4.91	6.01	(18%)	5.53	6.24	(11%)
Blended wireless churn	8.2%	7.3%	n/m	7.3%	8.1%	n/m
Postpaid churn	2.9%	2.1%	n/m	2.3%	1.8%	n/m

n/m - not meaningful

Notes:

(1)
These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(2)
Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

(3)
Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

(4)
Includes public telephony, fixed LTE and other wireless subscribers.

Revenues

Bolivia total revenues declined by $10.1 million, or 17%, for the three months ended December 31, 2019, compared to the same period in 2018, due to a decrease in service revenues of $10.1 million, or 18%. This decline was primarily due to a $7.5 million decrease in prepaid revenues associated with continued competitive pressures on data pricing which impacted ARPU during the quarter. Prepaid revenues were also impacted by changes in customer behavior as a result of the social unrest, which occurred following the presidential election in October. Additionally, postpaid revenues declined $2.4 million year over year, of which $0.9 million related to the implementation of the new revenue standard and the related reallocation from service revenues to equipment sales. Over the course of 2019, postpaid revenues stabilized as pricing pressure was largely offset by our ‘bring your own device’ unlimited plan. LTE adoption continued to increase and was 47% as of December 31, 2019, as compared to 38% as of December 31, 2018.

Adjusted EBITDA

Bolivia Adjusted EBITDA declined by $6.0 million, or 45%, for the three months ended December 31, 2019, compared to the same period in 2018, primarily due to the $10.1 million decrease in service revenues, partially offset by lower operating expenses largely due to the following:

●
Cost of service declined $1.1 million, or 5%, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of our network as well as other individually insignificant items. These decreases were mostly offset by an increase in the net site costs of $1.4 million as a result of the tower sale-leaseback transaction. For the full year, incremental operating expenses totaled $3.4 million as a result of the tower sales in 2019. A subset of the towers sold were recorded as financing obligations and approximately $0.8 million of interest expense was also recognized during 2019 as related payments were recognized;
●
Sales and marketing declined $2.1 million, or 21%, due primarily to a $1.2 million decline in advertising expense, coupled with a $0.4 million reduction in commission expense;
●
General and administrative expenses modestly declined versus the same period in 2018. Employee and outsourcing costs declined $1.3 million, mostly offset by a $0.7 million increase in consulting expense and a $0.6 million increase in bad debt, partially due to the limited ability of customers to make payments during the period of social unrest; and
●
Cost of equipment sales decreased $0.5 million, or 15%, mainly due to a decline in the number of handsets sold.

Capital Expenditures

Capital expenditures increased by $3.0 million, or 41%, for the three months ended December 31, 2019, compared to the same period in 2018, mainly due to the timing of spending on fixed LTE expansion. For the full year, capital expenditures decreased from $29.7 million to $25.6 million with investment primarily in the mobile LTE network, the fixed LTE network, and the transmission network. Additionally, during the fourth quarter of 2019 Bolivia renewed its 30MHz license of 1900 MHz spectrum for $30.2 million which is reported as purchase of spectrum licenses separate from capital expenditures.

Review of Consolidated Performance

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2019	2018	% Chg	2019	2018	% Chg

Consolidated Adjusted EBITDA (1)	32.2	37.0	(13%)	138.3	144.7	(4%)
Consolidated Adjusted EBITDA margin(1)(2)	24.5%	26.6%	n/m	25.8%	25.1%	n/m

(Deduct) add:
Finance costs(3)	(11.3)	(12.2)	8%	(46.0)	(50.1)	8%
Change in fair value of warrant liability	0.2	0.3	(50%)	-	6.4	(100%)
Depreciation, amortization and accretion	(27.9)	(27.0)	(3%)	(109.8)	(111.9)	2%
Income tax benefit (expense)	44.4	-	100%	40.8	(4.9)	934%
Other(4)	0.8	(2.3)	135%	0.7	(15.9)	105%
Net income (loss)	38.4	(4.2)	n/m	24.0	(31.7)	176%

n/m - not meaningful

Notes:

(1)
These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(2)
Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

(3)
Finance costs includes Interest expense and Debt modification and extinguishment costs. For a description of these costs, see "Finance costs" below.

(4)
Other includes the following: Equity-based compensation, Gain on disposal of assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions except per share data)	2019	2018	2019	2018

Net income (loss) attributable to Trilogy International
Partners Inc.	$17.3	$(3.9)	$2.9	$(20.2)

Weighted Average Common Shares Outstanding:
Basic	56,954,425	54,983,943	56,629,405	53,678,914
Diluted	57,162,702	54,983,943	56,787,345	82,193,501

Income (loss) Per Share:
Basic	$0.30	$(0.07)	$0.05	$(0.38)
Diluted	$0.30	$(0.07)	$0.05	$(0.39)

Finance costs

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2019	2018	% Chg	2019	2018	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.4	3.9	(37%)	11.2	12.3	(9%)
Bolivia	0.5	0.1	440%	1.7	0.8	118%
Corporate	8.3	8.3	1%	33.2	32.9	1%
Total Interest on borrowings	11.3	12.2	(8%)	46.0	45.9	0%

Debt modification and extinguishment costs	-	-	0%	-	4.2	(100%)
Total finance costs	11.3	12.2	(8%)	46.0	50.1	(8%)
%)

Interest expense

Interest expense declined by $1.0 million for the three months ended December 31, 2019, compared to the three months ended December 31, 2018. This decline was primarily the result of a decrease in interest rates under the New Zealand 2021 senior facilities agreement. The weighted average interest rates on the outstanding balance of all drawn facilities was 3.63% and 5.23% as of December 31, 2019 and 2018, respectively.

Depreciation, amortization and accretion

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2019	2018	% Chg	2019	2018	% Chg

New Zealand	16.8	15.6	7%	64.2	66.2	(3%)
Bolivia	11.0	11.2	(2%)	44.9	45.1	(0%)
Corporate	0.2	0.2	n/m	0.7	0.6	13%
Total depreciation, amortization and accretion	27.9	27.0	3%	109.8	111.9	(2%)

n/m - not meaningful

Income tax (benefit) expense

Income tax benefit increased $44.3 million for the three months ended December 31, 2019, compared to the same period in 2018, primarily due to the change in the valuation allowance and resulting recognition of the net deferred tax assets in New Zealand. For additional information, see Note 17 – Income Taxes to the Company’s Consolidated Financial Statements.

Other

Other expense declined by $3.2 million for the three months ended December 31, 2019, compared to the same period in 2018, primarily due to a $1.3 million gain in the fair value of our interest rate swaps, combined with a $1.9 million gain recognized on the tower sale-leaseback transaction.

Managing our Liquidity and Financial Resources

As of December 31, 2019, the Company had approximately $76.7 million in cash and cash equivalents of which $16.4 million was held by 2degrees, $51.3 million was held by NuevaTel, and $9.0 million was held at headquarters and others. Separately, the Company had $13.5 million of available capacity under the working capital facility in the New Zealand senior facilities agreement as of December 31, 2019. Cash and cash equivalents increased $32.8 million since December 31, 2018, primarily from the $89.5 million cash consideration received upon the closings of the tower sale-leaseback transaction completed in 2019. Of the $89.5 million cash consideration, $70.6 million was considered investing activity and the remaining amount was considered financing activity. For additional information, see Note 2 – Property and Equipment to the Company’s Consolidated Financial Statements. For the year ended December 31, 2019, cash was primarily used for the purchase of property and equipment and the renewal of NuevaTel’s 1900 MHz spectrum.

The license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings was renewed in November 2019 for $30.2 million. The payment in November 2019 was funded by reinvesting a portion of proceeds from the sale-leaseback of NuevaTel’s towers. The license expires November 2034.

Net cash proceeds from the NuevaTel tower sale-leaseback transaction are subject to certain reinvestment conditions or must otherwise be used to make an offer to purchase the Trilogy LLC issued 8.875% senior secured notes due 2022 (“Trilogy 2022 Notes”). The net cash proceeds reinvested as of December 31, 2019 were reinvested in accordance with such conditions.

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement (the “New Zealand EIP Receivables Financing Obligation”) with an intermediary purchasing entity and certain financial institutions that provide lending capital to the purchasing entity. Under the arrangement, 2degrees may sell EIP receivables to the purchaser at a price reflecting interest rates and fees established in the arrangement. See Note 4 – EIP Receivables and Note 7 – Debt to the Company’s Consolidated Financial Statements for further information. Under the arrangement, the purchasing entity has access to funding of $35.5 million NZD ($23.9 million based on the exchange rate at December 31, 2019) which can be used to acquire EIP receivables from 2degrees. As of December 31, 2019, the total amount outstanding under our New Zealand EIP Receivables Financing Obligation was $24.3 million NZD ($16.4 million based on the exchange rate at December 31, 2019), and the total amount available for borrowing was $11.2 million NZD ($7.5 million based on the exchange rate at December 31, 2019). Proceeds from the arrangement of $17.5 million were received during the year ended December 31, 2019 and included within financing activities in the Consolidated Statements of Cash Flows.

In February 2020, 2degrees entered into a new loan facility with aggregate commitments of $285 million NZD ($191.9 million based on the exchange rate at December 31, 2019). The new facility replaced the $250 million NZD New Zealand 2021 Senior Facilities Agreement and provides additional borrowing capacity for further investments in our New Zealand business. The new facility has a three-year term and financial covenants that are materially consistent with the New Zealand 2021 Senior Facilities Agreement. Distributions from 2degrees to Trilogy LLC will continue to be subject to free cash flow tests calculated at half year and full year. The new facility also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures.

In February 2020, upon completion of the refinancing, $235 million NZD was drawn on the new facility ($158.3 million based on the exchange rate at December 31, 2019).

In February 2020, NuevaTel repaid the outstanding balance of $10.0 million as of December 31, 2019 on its $25 million debt facility. The facility was repaid primarily with the proceeds from an $8.3 million loan (the “Bolivian 2021 Bank Loan”) which was entered into with Banco Nacional de Bolivia S.A. in February 2020. The Bolivian 2021 Bank Loan is required to be repaid in full in July 2021 and interest accrues on the outstanding balance at a fixed rate of 7.0% and is payable on a biannual basis. The new loan agreement contains no financial covenants. Three switches are pledged as collateral to secure the Bolivian 2021 Bank Loan.

Operating, investing and financing activities

	Twelve Months Ended December 31,
(US dollars in millions)	2019	2018	% Chg

Net cash provided by (used in):
Operating activities	45.7	74.6	(39%)
Investing activities	(46.3)	(61.5)	25%
Financing activities	32.8	(15.9)	306%
Net increase (decrease) in cash and cash equivalents	32.2	(2.8)	n/m

n/m - not meaningful

Operating activities

Cash flow provided by operating activities declined by $28.9 million for the year ended December 31, 2019, compared to the year ended December 31, 2018. This change was mainly due to changes in working capital accounts including changes to EIP receivables driven by a decline of $24.5 million in the sales of EIP receivables in 2019 compared to 2018.

Investing activities

Cash flow used in investing activities declined by $15.3 million for the year ended December 31, 2019, compared to the year ended December 31, 2018. This decline was primarily due to $70.6 million in cash proceeds received in 2019 from the closings of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 – Property and Equipment to the Company’s Consolidated Financial Statements. This inflow was partially offset by the renewal of the license for NuevaTel’s 1900 MHz spectrum holdings in the fourth quarter of 2019 for $30.2 million and a decline in the maturities and sales of short-term investments for the year ended December 31, 2019 compared to same period in 2018.

Financing activities

Cash flow provided by financing activities increased by $48.6 million for the year ended December 31, 2019, compared to the year ended December 31, 2018. This change is primarily due to proceeds of $18.9 million from the NuevaTel tower sale-leaseback transaction and proceeds of $17.5 million from the New Zealand EIP Receivables Financing Obligation during the year ended December 31, 2019. For additional information regarding the tower sale-leaseback transaction financing obligation and the New Zealand EIP Receivables Financing Obligation, see Note 7 – Debt to the Company’s Consolidated Financial Statements.

Guidance

Performance Against Full Year 2019 Guidance

The following table presents the Company’s full-year 2019 guidance and actual results. For our New Zealand segment, our guidance and actual results exclude the impact of foreign currency.

		Missed -	Achieved ✓

	2019 Guidance with Impact of New Revenue Standard	2019 Actual	2019 Guidance Excluding the Impact of New Revenue Standard	2019 Actual Excluding New Revenue Standard	Achievement

New Zealand(1)
Service Revenue	Growth of 1% to 3%	Growth of 4%	Growth of 2% to 4%	Growth of 4%	✓
Adjusted EBITDA	Growth of 15% to 17%	Growth of 23%	Growth of 6% to 8%	Growth of 12%	✓

Bolivia
Service Revenue	Decrease of 9% to 13%	Decrease of 16%	Decrease of 7% to 11%	Decrease of 14%	-
Adjusted EBITDA	Decrease of 29% to 34%	Decrease of 35%	Decrease of 35% to 40%	Decrease of 38%	-

(1)
Growth in the above table excludes the impact of foreign exchange rates.

Our New Zealand business exceeded our 2019 guidance targets for both service revenues and Adjusted EBITDA. The service revenues growth was primarily driven by subscriber growth across all products, including postpaid, prepaid and wireline. Adjusted EBITDA growth was driven by higher service revenues along with higher margins as the Company continues to benefit from increased scale and operating efficiencies.

Our business in Bolivia did not achieve our 2019 guidance for service revenues and Adjusted EBITDA. Service revenues declines in 2019 were impacted by competitive activity during the year coupled with political and social unrest following the presidential election in October 2019.

Consolidated capital expenditures for 2019 were originally expected to remain consistent with 2018. As we communicated mid-year, our expectations for 2019 consolidated capital expenditures increased due primarily to the growth in postpaid and wireline subscribers in New Zealand. As a result, actual consolidated capital expenditures for 2019 increased 3% compared to 2018, within our revised 2019 expectations, as higher capital expenditures in New Zealand were partially offset by lower capital expenditures in Bolivia. At the segment level, capital expenditures increased 12% in New Zealand and decreased 14% in Bolivia.

Full Year 2020 Guidance

In December 2019, a novel strain of coronavirus (SARS-CoV-2), which causes COVID-19, was reported to have surfaced. The spread of this virus has impacted the activities and performance of certain businesses beginning in January 2020 with varying level of effect depending on the nature and geography of business activities. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic, and certain global economies began to experience pronounced effects. Although this pandemic is likely to affect business activities for 2degrees and NuevaTel over the course of 2020, the impact is in the early stages. The duration and level of effect on supply chain for handset and network equipment, influence on telecommunications customer behaviors, and overall impact on global economies is not currently knowable. Therefore, although related financial impacts on our business have not been material to-date, future effects cannot be reasonably estimated at this time. Excluding the impacts of the new revenue standard and foreign currency and potential effects of the COVID-19 pandemic, internal metrics and activities to-date indicate expected growth in 2020 for New Zealand service revenues of low-to-mid single digit percentages and Adjusted EBITDA of mid-to-high single digit percentages and decreases in Bolivia in the low-to-mid teen percentages for both service revenues and Adjusted EBITDA. However, until there is additional clarity regarding the potential impact of COVID-19, we will not issue formal guidance ranges for 2020. We will continue to evaluate events and circumstances and will provide guidance when appropriate and as information is available.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance. Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net income (loss) (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net income (loss), the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2019	2018	% Chg	2019	2018	% Chg

Net income (loss)	38.4	(4.2)	n/m	24.0	(31.7)	176%

Add:
Interest expense	11.3	12.2	(8%)	46.0	45.9	0%
Depreciation, amortization and accretion	27.9	27.0	3%	109.8	111.9	(2%)
Debt modification and extinguishment costs	-	-	0%	-	4.2	(100%)
Income tax (benefit) expense	(44.4)	-	(100%)	(40.8)	4.9	(934%)
Change in fair value of warrant liability	(0.2)	(0.3)	50%	-	(6.4)	100%
Other, net	(1.5)	0.3	(549%)	(0.6)	4.7	(112%)
Equity-based compensation	1.0	0.9	19%	4.0	5.9	(31%)
(Gain) loss on disposal of assets and sale-leaseback transaction	(1.0)	0.3	(396%)	(11.2)	1.3	(930%)
Transaction and other nonrecurring costs(1)	0.7	0.8	(17%)	6.9	4.0	74%
Consolidated Adjusted EBITDA	32.2	37.0	(13%)	138.3	144.7	(4%)
Consolidated Adjusted EBITDA Margin	24.5%	26.6%	n/m	25.8%	25.1%	n/m

n/m - not meaningful

Notes:

(1)
2019 includes costs related to the NuevaTel tower sale-leaseback transaction of approximately $5.4 million. 2018 includes costs related to the implementation of the new revenue recognition standard of approximately $2.0 million among other nonrecurring costs.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income (loss) from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

	2019				2018
(US dollars in millions except per share data, unaudited)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Service revenues	131.2	134.1	136.1	135.1	139.0	141.0	147.6	148.9
Equipment sales	34.9	26.4	43.5	52.6	68.0	49.4	50.5	53.8
Total revenues	166.1	160.5	179.6	187.7	207.0	190.4	198.1	202.7
Operating expenses	(162.5)	(154.2)	(172.9)	(175.6)	(198.9)	(184.2)	(193.1)	(200.4)
Operating income	3.6	6.3	6.7	12.1	8.0	6.3	5.0	2.3
Interest expense	(11.3)	(11.2)	(11.8)	(11.8)	(12.2)	(11.1)	(11.5)	(11.1)
Change in fair value of warrant liability	0.2	0.2	0.1	(0.4)	0.3	0.9	2.8	2.3
Debt modification and extinguishment costs	-	-	-	-	-	(4.2)	-	-
Other, net	1.5	0.4	(0.2)	(1.2)	(0.3)	(4.9)	(0.5)	1.0
Loss before income taxes	(6.0)	(4.3)	(5.2)	(1.2)	(4.3)	(13.0)	(4.1)	(5.5)
Income tax benefit (expense)	44.4	(0.8)	(1.1)	(1.7)	-	(0.9)	(2.2)	(1.8)
Net income (loss)	38.4	(5.1)	(6.4)	(2.9)	(4.2)	(13.9)	(6.3)	(7.3)
Net loss (income) attributable to noncontrolling interests	(21.1)	0.3	0.7	(1.1)	0.3	5.5	2.9	2.8
Net income (loss) attributable to TIP Inc.	17.3	(4.8)	(5.6)	(4.0)	(3.9)	(8.4)	(3.4)	(4.5)
Net income (loss) attributable to TIP Inc. per share:
Basic	0.30	(0.08)	(0.10)	(0.07)	(0.07)	(0.15)	(0.06)	(0.09)
Diluted	0.30	(0.08)	(0.10)	(0.07)	(0.07)	(0.15)	(0.07)	(0.09)

Supplementary Information

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2019	2018	2019	2018

Revenues
Wireless service revenues	110.7	120.6	457.2	500.3
Wireline service revenues	18.0	15.8	69.3	61.8
Equipment sales	34.9	68.0	157.5	221.6
Non-subscriber international long distance and other revenues	2.4	2.6	9.9	14.4
Total revenues	166.1	207.0	693.9	798.2

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	50.3	48.8	197.2	202.3
Cost of equipment sales	37.2	66.3	164.5	233.8
Sales and marketing	20.1	24.6	83.1	100.6
General and administrative	28.1	31.9	121.7	126.6
Depreciation, amortization and accretion	27.9	27.0	109.8	111.9
(Gain) loss on disposal of assets and sale-leaseback transaction	(1.0)	0.3	(11.2)	1.3
Total operating expenses	162.5	198.9	665.3	776.6
Operating income	3.6	8.0	28.7	21.6

Other (expenses) income
Interest expense	(11.3)	(12.2)	(46.0)	(45.9)
Change in fair value of warrant liability	0.2	0.3	-	6.4
Debt modification and extinguishment costs	-	-	-	(4.2)
Other, net	1.5	(0.3)	0.6	(4.7)
Total other expenses, net	(9.6)	(12.3)	(45.4)	(48.4)
Loss before income taxes	(6.0)	(4.3)	(16.8)	(26.8)

Income tax benefit (expense)	44.4	-	40.8	(4.9)
Net income (loss)	38.4	(4.2)	24.0	(31.7)
Less: Net (income) loss attributable to noncontrolling interests	(21.1)	0.3	(21.1)	11.5
Net income (loss) attributable to Trilogy International Partners Inc.	17.3	(3.9)	2.9	(20.2)

Comprehensive income (loss)
Net income (loss)	38.4	(4.2)	24.0	(31.7)
Other comprehensive income (loss):
Foreign currency translation adjustments	10.5	1.6	2.0	(6.3)
Other comprehensive income (loss)	10.5	1.6	2.0	(6.3)
Comprehensive income (loss)	48.9	(2.7)	26.0	(38.1)
Comprehensive (income) loss attributable to noncontrolling interests	(26.3)	(0.5)	(22.1)	15.0
Comprehensive income (loss) attributable to Trilogy International Partners Inc.	22.6	(3.1)	3.9	(23.1)

Consolidated Balance Sheets

(US dollars in millions)	December 31, 2019	December 31, 2018

ASSETS
Current assets:
Cash and cash equivalents	76.7	43.9
Short-term investments	-	2.0
Accounts receivable, net	60.9	71.9
EIP receivables, net	31.8	22.2
Inventory	19.5	46.0
Prepaid expenses and other current assets	25.6	12.6
Total current assets	214.4	198.6

Property and equipment, net	378.9	394.8
License costs and other intangible assets, net	95.8	81.0
Goodwill	9.0	9.0
Long-term EIP receivables	35.8	21.2
Deferred income taxes	73.2	10.7
Other assets	31.5	23.6
Total assets	838.6	739.0

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	28.5	36.7
Construction accounts payable	28.8	26.8
Current portion of debt	32.4	8.3
Customer deposits and unearned revenue	20.2	17.0
Other current liabilities and accrued expenses	123.6	143.4
Total current liabilities	233.5	232.3

Long-term debt	528.7	498.5
Deferred gain	49.1	-
Deferred income taxes	9.7	11.4
Other non-current liabilities	25.3	30.4
Total liabilities	846.4	772.6

Commitments and contingencies

Total shareholders’ deficit	(7.8)	(33.6)

Total liabilities and shareholders’ deficit	838.6	739.0

Consolidated Statements of Cash Flows

	Twelve Months Ended December 31,
(US dollars in millions, unaudited)	2019	2018

Operating activities:
Net income (loss)	24.0	(31.7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for doubtful accounts	11.8	12.8
Depreciation, amortization and accretion	109.8	111.9
Equity-based compensation	4.0	5.9
(Gain) loss on disposal of assets and sale-leaseback transaction	(11.2)	1.3
Non-cash interest expense, net	2.9	3.3
Settlement of cash flow hedges	(1.1)	(1.4)
Change in fair value of warrant liability	-	(6.4)
Debt modification and extinguishment costs	-	4.2
Non-cash loss from change in fair value on cash flow hedges	1.5	1.4
Unrealized loss on foreign exchange transactions	1.2	1.4
Deferred income taxes	(64.7)	(2.6)
Changes in operating assets and liabilities:
Accounts receivable	1.3	(10.3)
EIP receivables	(24.8)	(14.7)
Inventory	26.9	(25.8)
Prepaid expenses and other current assets	(5.3)	2.4
Other assets	(4.5)	(4.3)
Accounts payable	(8.1)	3.9
Other current liabilities and accrued expenses	(19.5)	26.6
Customer deposits and unearned revenue	1.2	(3.1)
Net cash provided by operating activities	45.7	74.6

Investing activities:
Purchase of property and equipment	(85.2)	(82.9)
Proceeds from sale-leaseback transaction	70.6	-
Purchase of spectrum licenses and other additions to license costs	(30.7)	(0.7)
Maturities and sales of short-term investments	2.0	33.2
Purchase of short-term investments	-	(10.9)
Other, net	(2.9)	(0.1)
Net cash used in investing activities	(46.3)	(61.5)

Financing activities:
Proceeds from debt	214.5	343.7
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(201.5)	(338.8)
Proceeds from sale-leaseback financing obligation	18.9	-
Proceeds from EIP receivables financing obligation	17.5	-
Dividends to shareholders and noncontrolling interest	(8.4)	(7.6)
Payments of financed license obligation	(6.4)	(6.2)
Debt issuance, modification and extinguishment costs	(0.4)	(6.9)
Other, net	(1.4)	(0.2)
Net cash provided by (used in) financing activities	32.8	(15.9)

Net increase (decrease) in cash and cash equivalents	32.2	(2.8)
Cash and cash equivalents, beginning of period	43.9	47.1
Effect of exchange rate changes	0.6	(0.3)
Cash and cash equivalents, end of period	76.7	43.9

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements may relate to the our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in Trilogy LLC’s and its subsidiaries’ credit agreements, including certain limitations on Trilogy LLC’s and its subsidiaries’ ability to buy and sell assets resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia, including the impact of the recent presidential election; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes ; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; risks that TIP Inc. may not pay dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development